EXHIBIT 99.1 -- Servicer's Annual Statement of Compliance


LITTON LOAN SERVICING LP
4828 Loop Central Drive
Houston, Texas 77081


March 10, 2005


RE: 2004-CB6 Trust, C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2004-CB6


To Whom It May Concern:

The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that
(i) a review of the activities of the Servicer during such preceding fiscal year (or such shorter period in the case of the first such report) and of performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement for 2004.

Sincerely,


/s/ Janice McClure
Janice McClure
Senior Vice President

/s/ Ann Kelley
Ann Kelley
Secretary